Exhibit 99.6

Cronos Group Inc. (formerly PharmaCan Capital Corp.)

Management’s Discussion & Analysis

For the Three Month Periods Ended

March 31, 2017 and March 31, 2016

Introduction

This Management Discussion and Analysis (“MD&A”) provides relevant information on the interim condensed results of operations and financial condition of Cronos Group Inc. (formerly PharmaCan Capital Corp.) (the “Company”) for the three month periods ended March 31, 2017 and March 31, 2016. This MD&A should be read in conjunction with the interim condensed financial statements for three month period ended March 31, 2017 in addition to the audited consolidated financial statements for the year ended December 31, 2016.

This discussion contains forward looking information that is qualified by reference to, and should be read in conjunction with the Caution Regarding Forward Looking Statements below.

This MD&A provides information that the management of the Company believes is important to assess and understand the results of operations and financial condition of the Company. Our objective is to present readers with a view of the Company from management’s perspective by interpreting the material trends and activities that affect the operating results, liquidity and financial position of the Company. All monetary amounts herein are expressed in Canadian dollars unless otherwise specified.

This MD&A is current as of May 30, 2017.

The Company’s audited interim condensed financial statements have been prepared in accordance with International Financial Reporting Standards (“IFRS”).

Additional information relating to the Company can be found on the SEDAR website at www.sedar.com.

Caution Regarding Forward-Looking Statements

Certain information in this MD&A contains or incorporates comments that constitute “forward-looking” statements within the meaning of applicable securities legislation. Forward-looking statements are not historical facts and involve known and unknown risks, uncertainties, assumptions and other factors that may cause actual results, performance or achievements of the Company to be materially different from any future results, performance or achievements expressed or implied by the forward-looking statements. Such factors include, but are not limited to, the factors discussed in the section entitled “Risk and Uncertainties”.

Generally, these forward-looking statements can be identified by the use of forward-looking terminology such as “plans”, “expects” or “does not expect”, “is expected”, “budget”, “scheduled”, “estimates”, “forecasts”, “intends”, “continue”, “anticipates” or “does not anticipate”, or “believes” or variation of such words and phrases or state that certain actions, events or results “may”, “could”, “would”, “might” or “will be taken”, “occur” or “be achieved”. All forward looking statements are based on our beliefs and assumptions based on information available at the time the assumption was made. While the Company considers its assumptions to be reasonable and appropriate based on the current information available, there is a risk that they may not be accurate.

All forward-looking information is provided as of the date of this MD&A. There can be no assurance that forward-looking statements will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements. Accordingly, readers should not place undue reliance on the forward-looking statements. The Company does not undertake to update any forward-looking statements except as required by applicable securities laws.

Business of the Company

Company Overview

Cronos Group Inc. (formerly PharmaCan Capital Corp.) was incorporated under the Business Corporations Act (Ontario) on August 21, 2012 as 2339498 Ontario Inc., changed its name on October 18, 2012 to Searchtech Ventures Inc. and was classified as a Capital Pool Company as defined pursuant to Policy 2.4 of the TSX Venture Exchange. During the year ended December 31, 2014, the shareholders of Hortican Inc. (“Hortican”) completed a reverse takeover of PharmaCan Capital Corp. (formerly Searchtech Ventures Inc.). For purposes of accounting for the Transaction, Hortican is considered the acquirer, and thus, the interim condensed financial statements are a continuation of the financial statements of Hortican. These interim condensed financial statements include the accounts of Cronos Group Inc. (formerly PharmaCan Capital Corp.) and its wholly owned subsidiaries, Hortican Inc., In the Zone Produce Ltd. (“In the Zone”), and Peace Naturals Project Inc. (“Peace”). The Company began rebranding itself as Cronos Group Inc. on October 6, 2016. The Company finalized its name change to Cronos Group Inc. on February 27, 2017.

The Company’s business has grown into two segments. The first segment is the business of investing in companies either licensed, or actively seeking a license, to produce medical marijuana pursuant to the Access to Cannabis for Medical Purposes Regulations, (“ACMPR”), which replaced the Marihuana for Medical Purposes Regulations (“MMPR”). The second segment is the operation and continued development of entities which are already licensed under the ACMPR.

Access to Cannabis for Medical Purposes Regulations

The ACMPR was developed in response to the February 2016 Federal Court of Canada decision in Allard v. Canada, which ruled that restricting individuals to obtaining marijuana only from licensed producers violated individual protected rights. The new regulations enable an individual to produce their own marijuana for personal use, or designate someone to produce it for them. The ACMPR adopt the concept, authorized activities, and application requirements for producer’s licenses under the MMPR. In addition, the ACMPR enables the production and sale of starting materials, including marijuana seeds and plants.

Health Canada estimates that within a decade, the medical marijuana marketplace will grow to at least 400,000 registered patients, generating annual sales of approximately $1.3 billion. As of May 30, 2017, forty-five producer’s licenses have been issued by Health Canada.

The Government of Canada has introduced Bill C-45, the Cannabis Act, providing for the legalization of recreational cannabis in Canada. The draft Cannabis Act does not amend or repeal the ACMPR. The Cannabis Act is draft legislation and there can be no assurance that it will be enacted in its current form or at all.

Investments

As at March 31, 2017, the Company has invested in and made loans to:

(a)         Whistler Medical Marijuana Corporation (“Whistler”) ($2,668,884 equity). Whistler is a corporation incorporated under the laws of British Columbia, and is a licensed producer and seller of medical marijuana with operations in Whistler, British Columbia.

(b)         Canopy Growth Corp. (“Canopy”) ($314,154 equity). Canopy is a corporation incorporated under the laws of Canada, and is the parent company of licensed producers and sellers of medical marijuana. Canopy’s common shares are listed on the TSX, under the trading symbol “WEED”. During the three months ended March 31, 2017, the Company sold some of its shares of Canopy for proceeds of $87,653.

(c)          Evergreen Medicinal Supply Inc. (“Evergreen”) ($300,000 equity, and $314,089 loan receivable). Evergreen is a corporation incorporated under the laws of British Columbia, with facility and operations in Victoria, British Columbia. During the three months ended March 31, 2017, the Company filed a claim in the Supreme Court of British Columbia against Evergreen and its directors, seeking, among other things, declarations that the Company holds equity of Evergreen and that the agreement between the parties in respect of its equity is a valid and binding contract.

(d)         AbCann Medicinals Inc. (“AbCann”) ($3,073,172 equity and $909,105 in warrants). AbCann is a privately-held corporation incorporated under the laws of Ontario which has obtained a license for cultivation and sale of medical cannabis from Health Canada. AbCann entered into a reverse takeover subsequent to March 31, 2017, and are listed on the TSX-V under the trading symbol “ABCN” on May 4, 2017.

(e)          CannMart Inc. (“CannMart”) ($25,000 deposit on investment). CannMart is a privately-held corporation incorporated under the laws of Ontario. Subsequent to March 31, 2017, the Company recovered the original deposit on investment of $25,000.

(f)           The Hydropothecary Corporation (“Hydropothecary”) ($1,050,504 equity). Hydropothecary is a publicly traded corporation incorporated under the laws of Canada which has obtained licenses for the cultivation and sale of medical cannabis and the production and sale of fresh marijuana and cannabis oil from Health Canada. During the three months ended March 31, 2017, BFK Capital Corp. acquired all of the outstanding shares of Hydropothecary Corporation, and began trading as Hydropothecary Corporation on the TSX-V, under the trading symbol “THCX”. As a result of this transaction, Hydropothecary Corporation executed a 6:1 stock split.

Acquisition of Peace

On September 6, 2016, the Company acquired all issued and outstanding shares of Peace Naturals Project Inc., a company headquartered in Stayner, Ontario and incorporated under the laws of Canada. Peace is a licensed producer and seller of medical cannabis from its facility in Ontario. Consideration for the acquisition included $6,247,543 in cash and $2,590,367 to be paid at a future date. As the Company previously held shares of Peace, the acquisition is considered a step acquisition and resulted in a loss due to fair value re-measurement. The preliminary purchase price allocation for this acquisition is shown below:

Fair value of consideration transferred:
Cash	$6,247,543
Liability	2,590,367
8,837,910
Fair value of previously held interest:
Fair value of interest held immediately before acquisition	3,314,960
Loss due to fair value re-measurement	(346,970)
2,967,990
$11,805,900
Fair value of net assets acquired:
Cash	109,443
Accounts receivable	50,647
Prepaid and deposits	29,000
Loans receivable	16,167
Inventory	1,194,417
Biological assets	865,452
Property and equipment	10,281,935
Other intangible assets	9,595,824
Goodwill	1,400,000
Accounts payable	(2,876,239)
Loans payable	(7,460,836)
Deferred tax liability	(1,400,000)
$11,805,900

Due to the complexities in identifying certain intangible assets, such as licenses and intellectual property, and assigning fair values, the Company has yet to finalize its assessment of the purchase price allocation. The allocation of the consideration paid will be adjusted once a valuation of certain intangible assets has been finalized. Management expects to complete the assessment by the end of Q3 2017.

During the three months ended March 31, 2017, approximately 50% of the liability has been repaid by the Company, resulting in a remaining balance of $1,291,496.

Overall Performance

The Company’s efforts have been focused on operating In the Zone and Peace Naturals Project Inc. establishing international distribution channels, and optimizing production. In the Zone continued production in 2017. During the three months ended March 31, 2017, In the Zone obtained a license to sell medicinal marijuana from Health Canada.

During the period ended March 31, 2017, the Company incurred approximately $2,035,593 (three month period ended March 31, 2016 - $59,617) of capital expenditures, the majority of which related to improvements and construction on the production facility used in the production of medical marijuana at Peace.

During the period ended March 31, 2017, the Company issued 7,705,000 common shares in a bought deal offering, at $2.25 per share.

Results of Operations

Select Financial Information

The following table provides a summary of the interim condensed results of the Company for the three month period ended March 31, 2017, and the comparative periods ended March 31, 2016 and 2015:

	Three months	Three months	Three months
Statements of Operations and	ended March 31,	ended March 31,	ended March
Comprehensive Income	2017	2016	31, 2015
Product sales	$513,756	$—	$—
Gain on revaluation of biological assets	1,812,967	—	—
Inventory expensed to cost of sales	1,056,116	—	—
Production costs	235,235	34,406	48,716
Investment income (loss)	49,318	(14,814)	(171,424)
Expenses	1,928,127	482,910	537,405
Net loss	(844,437)	(490,130)	(757,545)
Gain on revaluation of other investments	682,520	—	—
Total comprehensive loss	(161,917)	(490,130)	(757,545)
Weighted average number of outstanding shares, basic and diluted	125,256,010	42,618,971	34,791,239
Basic and diluted loss per share	$(0.01)	$(0.01)	$(0.02)

The net loss increased during the three months ended March 31, 2017 compared to the three months ended March 31, 2016 due to costs associated with the operation of Peace and additional investment activities.

Revenues

Peace and In the Zone have a license to produce and sell medicinal marijuana. The Company earned $513,756 in revenue from product sales made by Peace during the three month period ended March 31, 2017.

Cost of sales

The operations of In the Zone and Peace caused an increase in production costs of $200,829. Furthermore, the product sales made by Peace resulted in $486,788 of inventory expensed to cost of sales during the three month period ended March 31, 2017, as well as a write-down in inventory to net realizable value of $569,328. The Company reported a gain on the revaluation of biological assets of $1,812,967, representing an increase in the fair value of the medicinal marijuana plants of both Peace and In the Zone.

Investment income (loss)

During the three months ended March 31, 2017, the Company earned $103,472 in income from its equity investment, Whistler, in which the Company owns 21.5%, as Whistler continued to generate income from its operations. The income is offset by a loss due to the revaluation of AbCann Medicinals Inc. share warrants during the period.

Expenses

Salaries and benefits have increased from Q1 2016 to Q1 2017, which included an increase in stock-based compensation due to vesting of options previously issued. Salaries and benefits only relate to the investing segment of the business. Salaries and benefits associated with the operational segment of the business are included in Production costs. Production costs represent costs incurred on inventory sold during the period, which have increased during Q1 2017, as Peace sold products in Q1 2017. Inventory expensed to cost of sales includes the transfer of net realizable value from inventory to cost of sales for products sold, in addition to production costs capitalized to inventory and subsequently written down as biological assets are transferred to inventory at fair value less costs to sell. Interest expense during the period includes interest on Peace’s $4,000,000 mortgage, which is guaranteed by the Company, which was not incurred in Q1 2016.

Other comprehensive income

Other comprehensive income has increased from Q1 2016 to Q1 2017 due to the increase in fair value of the investments in Hydropothecary, and Canopy. As these investments are accounted for as available-for-sale investments, the gains are recorded in other comprehensive income.

The following table provides a summary of the interim condensed financial position of the Company as at December 31, 2017, as at December 31, 2016 and as at December 31, 2015:

Statements of Financial	As at	As at	As at
Position	March 31, 2017	December 31, 2016	December 31, 2015
Total assets	$58,605,612	$42,900,596	$14,723,846
Total liabilities	7,998,055	9,222,967	3,021,991
Working capital (deficiency)	14,793,434	320,621	(1,101,906)
Share capital	50,926,945	33,590,324	14,799,821
Accumulated deficit	7,060,006	6,215,569	5,025,498
Accumulated other comprehensive income	$2,251,230	$1,584,490	$ Nil

Total assets

Total assets increased from December 31, 2016 to March 31, 2017 primarily due to capital asset additions made in Peace, the increase in fair value of the biological assets, as well as the Company’s equity raises. The operations of Peace and In the Zone resulted in biological assets of $2,742,252, and inventory of $2,259,546 as at March 31, 2017. Peace has been operating in its current facility and is in the process of building another facility, resulting in the addition of $2,035,593 in property, plant, and equipment. From December 31, 2016 to March 31, 2017, the Company generated $17,336,250 through its private placements, contributing to the increase in cash from $3,464,208 at December 31, 2016 to $15,206,513 at March 31, 2017.

Total liabilities

Total liabilities decreased from December 31, 2016 to March 31, 2017 due to the partial repayment of the purchase price liability which arose from the acquisition of Peace during 2016.

Share capital

Share capital increased from December 31, 2016 to March 31, 2017, as a result of the bought deal offering in March 2017, resulting in the issuance of 7,705,000 common shares, increasing share capital by $17,336,250. In addition, there were various stock options and warrants exercised during the three month period ended March 31, 2017, increasing share capital by $398,013 and $924,000 respectively.

Accumulated deficit

Accumulated deficit continues to increase as the Company generated a net loss during the three month period ended March 31, 2017. There were no dividends declared or paid in the period, and no other transactions with shareholders impacting accumulated deficit.

Accumulated other comprehensive income

This balance includes the fair value increase in the investment in Canopy, and Hydropothecary based on their publicly traded share prices at March 31, 2017, which is included in other comprehensive income since the investments are classified as available-for-sale.

Discussion of Operations

In The Zone

During the three month ended March 31, 2017, In the Zone continued production of medicinal marijuana. There were minimal improvements to the facility, as most efforts during the period were focused on production, yielding biological assets valued at $37,800 and inventory of $152,888. During the three months ended March 31, 2017, the Company obtained a license to sell medicinal marijuana from Health Canada.

Peace Naturals Project Inc.

During the three months ended March 31, 2017, Peace continued to make improvements on its production facilities. Peace continued to produce and sell medicinal marijuana, and generated product sales of $513,756 during the period.

The Company has also been focused on patient acquisition and commencing outreach programs with educational and access centers, hosting community based patient supply groups, and onboarding new clients at an accelerated rate. Peace has registered over 4,100 patients since being granted its license.

The upgraded production infrastructure and improved cultivation methods at Peace have already resulted in significant yield increases. As a result, the production capacity for existing facilities is expected to increase to approximately 5,000 kilos per year. Additionally, the Company has significantly upgraded its extraction infrastructure, acquiring a customized CO2 extraction system capable of efficiently producing upwards of 6,000 liters of finished cannabis oil annually. The Company expects material increases to both extract production and sales in the coming quarters. As part of the global strategy, new management has focused on developing and solidifying the Company’s international distribution channels. Peace Naturals is now distributing cannabis through 500 pharmacies in Germany.

Summary of Quarterly Results

		Q4	Q3
	Q1	Three month	Three month	Q2
	Three month	period ended	period ended	Three month
	period ended	December 31,	September 30,	period ended
	March 31, 2017	2016	2016	June 30, 2016
Net income (loss)	$(844,437)	$1,370,165	$(227,607)	$(1,842,499)
Total comprehensive income (loss)	$(161,917)	$2,736,740	$(9,692)	$(1,842,499)
Basic earnings (loss) per share	$(0.01)	$0.01	$(0.00)	$(0.04)
Diluted earnings (loss) per share	$(0.01)	$0.01	$(0.00)	$(0.04)

		Q4	Q3
	Q1	Three month	Three month	Q2
	Three month	period ended	period ended	Three month
	period ended	December 31,	September 30,	period ended
	March 31, 2016	2015	2015	June 30, 2015
Net income (loss)	$(490,130)	$2,193,844	$(493,334)	$(556,799)
Basic earnings (loss) per share	$(0.01)	$0.06	$(0.01)	$(0.02)
Diluted earnings (loss) per share	$(0.01)	$0.05	$(0.01)	$(0.02)

Through quarters two and three of fiscal 2015, the net loss and basic and diluted loss per share remained relatively consistent. There were significant changes in Q4, specifically related to the reclassification of Peace from equity-accounted to available-for-sale, which resulted in a gain of $4,590,321. Further, there was various impairment losses recognized in Q4, $1,448,292 on Evergreen and Vert. Diluted earnings per share in Q4 was calculated using a weighted average number of shares of 43,694,412. In quarters two and three of 2015, the weighted average number of shares for basic and diluted loss per share remained consistent, because the Company was in a net loss position, and therefore all instruments were anti-dilutive. In Q4, the Company was in a net income position, and as a result, there were dilutive instruments included in the calculation.

In Q1 2016, the net loss returned to the consistent position as the three first quarters of 2015, as there were no significant changes in the quarter. In Q2 2016, the loss increased due to the revaluation of Peace, resulting in a $1,325,984 loss recognized. In Q3, the Company was in a loss position, but the loss is significantly less than in previous quarters due to the reversal of impairment losses of $725,150, the gain on revaluation of biological assets of $392,405, and product sales of $123,647 generated through the acquisition of Peace. In Q4 2016, the quarterly income was due to the product sale of $430,556 generated during the quarter as well as the large gain on revaluation of biological assets.

In Q1 2017, the return to net loss position is due to expenses incurred as the Company is working on its next investment opportunity and increase in salaries as the Company continues to grow. This is offset by the gain on revaluation of other investments which is recorded as other comprehensive income.

Liquidity

The Company may seek to raise additional funds so that it may fund its expansion of operations, which represent the Company’s working capital requirements, and fund new investment opportunities. The amount and timing of raising additional funds will depend on variables such as, the state of the capital markets, investor interest in medical cannabis companies, and investment opportunities available.

During the three month period ended March 31, 2017, the Company raised $17,336,250 in cash through its bought deal offering.

Based on the current investee group, the Company estimates that its annual expenses are expected to be approximately $8.2 million (or $680,000 per month), the major components of which include production costs ($2,500,000 per year or $208,000 per month), payroll ($3,725,000 per year or $310,000 per month), professional fees (approximately $1,000,000 per year or $83,000 per month), and general and administrative costs ($1,000,000 per year or $83,000 per month).

The Company divested a portion of its equity interest in Canopy during the three months ended March 31, 2017 for proceeds of $87,653.

The Company must continue to ramp up operations in Peace and In the Zone to generate positive cash from operations, and raise additional debt and/or equity financing or divest non-core investment assets to fund operations and investment opportunities.

Capital Resources

The Company manages its capital with the objective of maximizing shareholder value and ensuring that it has appropriate resources to foster the growth and development of the business.

As of the date of this MD&A, the Company’s authorized share capital is an unlimited number of common shares of which 132,899,3451 are issued and outstanding. The Company also has 9,082,431 stock options2, and 42,791,528 warrants outstanding3.

During the three months ended March 31, 2017, Evergreen received a cultivation license under the ACMPR. As a result, the Company completed its subscription for a second tranche of shares of Evergreen for $100,000 and exercised its option to acquire an additional 5% of the equity of Evergreen for $500,000, for a total additional investment of $600,000. However, Evergreen, through its counsel, has indicated that the Company is not entitled to any interest in Evergreen and has rejected the payment. The Company filed a statement of claim in the Supreme Court of British Columbia and intends to vigorously pursue the enforcement of its rights to acquire equity in Evergreen.

The Company has invested an additional $1,075,800 in WMMC subsequent to the period end in order to maintain its 21.5% equity position. Further, the Company has guaranteed a $4,000,000 loan made by a lender to Peace. The Company does not anticipate any payment to be required, thus, no amount has been accrued at March 31, 2017.

The Company has invested an additional $1,016,000 in AbCann subsequent to the period end, as part of the reverse acquisition performed by AbCann Medicinals Inc. As a result of this transaction, AbCann began trading as AbCann Global Corporation on the TSX-V under the trading symbol “ABCN”.

1 Subsequent to March 31, 2017, the Company issued 158,459 shares upon the exercise of stock options, and issued 1,260,452 shares upon the exercise of warrants. As a result of the agreement with ITZ’s founders as described in Note 15(a)(i) of the interim condensed financial statements for the year ended December 31, 2015, 426,780 shares were effectively repurchased for cancellation during Q3 2015. An aggregate of 298,745 of the shares are held in escrow as of the date of this MD&A and will be cancelled immediately upon release from escrow.

2 Subsequent to March 31, 2017, 128,043 options were exercised at an exercise price of $1.15, and 30,416 options at an exercise price of $1.23. 3,299,000 options were granted at an exercise price of $3.14.

3 Subsequent to March 31, 2017, 350,877 warrants were exercised at an exercise price of $0.31, and 909,575 warrants were exercised at an exercise price of $0.08.

Transactions between Related Parties

The Company paid $105,934 (2016 - $43,837 expense) in salaries and benefits owing to key management during the three months ended March 31, 2017. In addition, there was $71,114 in professional fees accrued during 2016 (2016 - $56,250). Further, the vesting of options resulted in share-based compensation of $67,490 (2016 - $Nil). Key management is compensated for providing planning, directing and controlling activities to the Company.

Additional Disclosure for Venture Issuers without Significant Revenue

Administrative Expenses

Statements of Operations and	Three months ended	Three months ended
Comprehensive Income	March 31, 2017	March 31, 2016
Salary and benefits	$663,845	$64,752
Advertising and promotion	39,205	2,082
Consulting fees	252,915	46,660
Professional fees	416,988	188,230
Office expenses	196,358	50,878
Interest expense	155,547	47,246
Travel	2,719	19,812
Other	200,550	63,250
	$1,928,127	$482,910

The increase in salary and benefits between March 31, 2016 and March 31, 2017 in the amount of $599,093 is mainly due to the vesting of previously issued options during 2016, as well as compensation for additional employees due to the acquisition of Peace during 2016.

The increase in professional fees and consulting fees in the amount $ 435,013 is due to additional legal fees associated with the expanded operations of the Company, which includes the operation of the newly acquired subsidiary, Peace.

The year over year increase in advertising and promotion in the amount of $37,123 is due to management’s decision to incur such costs to increase sales in Peace.

The increase in interest expense in 2017 relates primarily to the $4,000,000 mortgage payable for Peace, which was acquired by the Company at fair value when the acquisition took place in Q3 2016.

The increase in other expenses in the amount of $137,300 is primarily related to increased depreciation expense due to the depreciation of additional property, plant, and equipment purchases by Peace during the period.

New Accounting Pronouncements

The International Accounting Standards Board has not issued any new standards, amendments to standards, or interpretations that impact the Company during the three months ended March 31, 2017. The Company’s evaluations of previously issued new standards, amendments to standards, and interpretations are consistent with those disclosed in note 3 of the Company’s interim condensed financial statements. New accounting pronouncements not yet mandatorily effective have not been applied in preparing these interim condensed financial statements.

Estimates and critical judgments by management

The preparation of these interim condensed financial statements in conformity with International Financial Reporting Standards requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, the disclosure of contingent assets and liabilities at the date of the interim condensed financial statements and the reported amounts of revenues and expenses during the current year. These estimates are reviewed periodically and adjustments are made to income as appropriate in the year they become known. Items for which actual results may differ materially from these estimates are described in the following section.

Warrants and options

In calculating the value of the warrants and options, management is required to make various assumptions and estimates which are susceptible to uncertainty, including the volatility of the share price, expected dividend yield and expected risk-free interest rate.

Useful lives of property, plant and equipment

Depreciation of property, plant and equipment is dependent upon estimates of useful lives, which are determined through exercise of judgment. The assessment of any impairment of these assets is dependent upon estimates of recoverable amounts that take into account factors such as economic and market conditions and the useful lives of the assets.

Biological assets and inventory

Biological assets, consisting of cannabis plants, are measured at fair value less cost to sell up to the point of harvest. Determination of the fair values of the biological assets requires the Company to make assumptions about how market participants assign fair values to these assets. These assumptions primarily relate to the level of effort required to bring the cannabis up to the point of harvest, sales price, risk and expected future yields for the cannabis plant.

Inventory of finished goods is transferred from biological assets at fair value less costs to sell at the point of harvest, which becomes the deemed cost. Inventory is subsequently measured at the lower of cost and net realizable value. Net realizable value is the estimated selling price in the ordinary course of business less estimated costs of completion and estimated variable costs to sell.

Impairment of cash-generating units and goodwill

The impairment test for cash-generating units (“CGUs”) to which goodwill is allocated is based on the value in use of the CGU, determined in accordance with the expected cash flow approach. The calculation is based primarily on assumptions used to estimate future cash flows, the cash flow growth rate and the discount rate used.

Impairment of long-lived assets

The impairment test for long-lived assets, including equipment and intangible assets, are reviewed for impairment at each statement of financial position date or whenever events or changes in circumstances indicate that the carrying amount of an asset exceeds its recoverable amount. The recoverable amount of the asset or CGU is determined based on the higher of its fair value less cost to sell and its value in use. If the carrying amount of an asset exceeds its recoverable amount, an impairment charge is recognized immediately in profit or loss by the amount by which the carrying amount of the asset exceeds the recoverable amount. Where an impairment loss subsequently reverses, the carrying amount of the asset is increased to the lesser of the revised estimate of recoverable amount, and the carrying amount that would have been recorded had no impairment loss been recognized previously.

Fair value of financial assets available for sale

Financial assets available for sale consist of privately and publicly held investments. Determination of the fair values of privately held investments requires the Company to make various assumptions about the future prospects of the investees, the economic, legal, and political environment in which the investees operate, and the ability of the investees to obtain financing to support their operations. As a result, any value estimated may not be realized or realizable, and the values may differ from values that would be realized if a ready market existed. The determination of fair value of the Company’s privately held investments is subject to inherent limitations. Financial information for private companies may not be available, or may be unreliable. Use of the valuation approach described below involves uncertainties and management judgments, and any value estimated from these techniques may not be realized or realizable.

Income taxes

Income taxes and tax exposures recognized in the interim condensed financial statements reflect management’s best estimate of the outcome based on facts known at the reporting date. When the Company anticipates a future income tax payment based on its estimates, it recognizes a liability. The difference between the expected amount and the final tax outcome has an impact on current and deferred taxes when the Company becomes aware of this difference.

In addition, when the Company incurs losses that cannot be associated with current or past profits, it assesses the probability of taxable profits being available in the future based on its budgeted forecasts. These forecasts are adjusted to take account of certain non-taxable income and expenses and specific rules on the use of unused credits and tax losses. When the forecasts indicate the sufficient future taxable income will be available to deduct the temporary differences, a deferred tax asset is recognized for all deductible temporary differences.

Risks and Uncertainties

Any investment in the securities of the Company is speculative, due to the nature of its business and its general stage of development. These risk factors could materially affect the Company’s future operating results and could cause actual events to differ materially from those described in forward looking statements relating to the Company. In addition to the usual risks associated with investment in a business, investors should carefully consider the following risk factors as well as the risk factors set out in the amended and restated annual information form of the Company dated February 10, 2017:

Strategic Risks

(a)   Management of Growth

Any expansion of the Company’s business may place a significant strain on its financial, operational and managerial resources. There can be no assurance that the Company will be able to implement and subsequently improve its operations and financial systems successfully and in a timely manner in order to manage any growth it experiences. There can be no assurances that the Company will be able to manage growth successfully. Any inability of the Company to manage growth successfully could have a material adverse effect on the Company’s business, financial condition and operational results.

The Company Investees are all currently in early development stages. The Company’s growth strategy contemplates outfitting Investee facilities with additional production resources. There is a risk that these additional resources will not be achieved on time, on budget, or at all, as they can be adversely affected by a variety of factors.

(b)   Competition

There is potential that the Company and the Company Investees will face intense competition from other companies, some of which can be expected to have longer operating histories and more financial resources and manufacturing and marketing experience than the Investees or the Company.

Industry Risks

(c)   Risks Inherent in an Agricultural Business

The business of the Company Investees involves the growing of medical cannabis, an agricultural product. As such, the business is subject to the risks inherent in the agricultural industry.

(d)   Political Risks

A change in government could result in meaningful changes to the regulatory regime under which the Company operates, which could negatively impact its operations. The Government of Canada has introduced Bill C-45, the Cannabis Act, providing for the legalization of recreational cannabis. There is no assurance that the legalization of recreation cannabis in Canada, whether via the Cannabis Act or by any other means, will occur as anticipated or at all.

(e)   Vulnerability to Rising Energy Costs

The Company Investees’ medical cannabis growing operations consume considerable energy, making the Company vulnerable to rising energy costs.

(f)    Transportation Disruptions and Costs

Due to the perishable and premium nature of the Company Investee products, fast and efficient courier services will be necessary to distribute product. Any prolonged disruption of this courier service could have an adverse effect on the financial condition and results of operations of the Company Investees.

(g)   Product Liability

As a manufacturer and distributor of products designed to be ingested by humans, the Company Investees face an inherent risk of exposure to product liability claims, regulatory action and litigation if its products are alleged to have caused significant loss or injury.

(h)   Product Recalls

Manufacturers and distributors of products are sometimes subject to the recall or return of their products for a variety of reasons, including product defects, such as contamination, unintended harmful side effects or interactions with other substances, packaging safety and inadequate or inaccurate labeling disclosure with adverse impact on the Company Investees and the Company.

(i)    Unfavourable Publicity or Consumer Perception

The Company believes the medical cannabis industry is highly dependent upon consumer perception regarding the safety, efficacy and quality of the medical cannabis produced. Consumer perception of the Company Investees’ products can be significantly influenced by scientific research or findings, regulatory investigations, litigation, media attention and other publicity regarding the consumption of medical cannabis products. There can be no assurance that future scientific research, findings, regulatory proceedings, litigation, media attention or other research findings or publicity will be favourable to the medical cannabis market or any particular product, or consistent with earlier publicity.

Operational Risks

(j)    Limited Operating History

The Company began carrying on business in 2013 and the Investees are also newly operational. They are therefore subject to many of the risks common to early-stage enterprises.

(k)   Reliance on Key Inputs

The Company Investees’ businesses are dependent on a number of key inputs and their related costs including raw materials and supplies related to its growing operations, access to skilled labour, equipment, parts, and components, as well as electricity, water and other local utilities.

(l)    Compliance with Regulations of ACMPR and Health Canada

The activities of the Company Investees are subject to regulation by governmental authorities, particularly Health Canada. Achievement of the Company’s business objectives are contingent, in part, upon Investee compliance with stringent regulatory requirements enacted by these governmental authorities and obtaining all regulatory approvals. Under the ACMPR, any entity applying for a license from Health Canada would need to be an indoor facility equipped with physical barriers which prevent unauthorized entry in to the facility and further physical barriers to all growing areas are required. The cost of security measures will be considerable and the readiness of each facility will factor into any the Company investment decision. Failure to comply with the requirements of the license or any failure to maintain this license could have a material adverse impact on the business, financial condition and operating results of the Company. The framework of the Canadian recreational cannabis market will be significantly influenced by provincial legislation governing, among other things, cannabis distribution and sale. Such legislation, if enacted, could result in different provincial regulatory and market environments, compliance costs and competitive factors.

(m)  Environmental and Employee Health and Safety Regulations

The Company Investees’ operations are subject to environmental and safety laws and regulations concerning, among other things, emissions and discharges to water, air and land, the handling and disposal of hazardous and non-hazardous materials and wastes, and employee health and safety.

(n)   Reliance on Management

Both the success of the Company and the success of the Company Investees are dependent upon the ability, expertise, judgment, discretion and good faith of their respective senior management. Certain of the directors and officers of the Company are also directors and officers of other companies, and conflicts of interest may arise between their duties as officers and directors of the Company and as officers and directors of such other companies.

(o)   Operating Risk and Insurance Coverage

The Company has insurance to protect its assets, operations and employees. While the Company believes its insurance coverage addresses all material risks to which it is exposed and is adequate and customary in its current state of operations, such insurance is subject to coverage limits and exclusions and may not be available for the risks and hazards to which the Company is exposed.

Financial Risks

(p)   No History of Profits

There is no assurance that the Company will earn profits in the future, or that profitability will be sustained. The success of the Company ultimately depends upon its ability to generate significant revenues to finance operations and its ability to secure additional funding. There is no assurance that future revenues will be sufficient to generate the funds required to continue operations without external funding. If the Company does not have sufficient capital to fund its operations, it may be required to forego certain business opportunities.

(q)   Future Capital Requirements

The Company may require additional financing in order to grow and expand its operations. Additional financing could include the incurrence of debt and the issuance of additional equity securities, which could result in substantial dilution to existing shareholders. It is possible that required future financing will not be available, or if available, will not be available on favourable terms. If adequate funds are not available, or are not available on acceptable terms, the Company may not be able to take advantage of opportunities or otherwise respond to competitive pressures and remain in business. There can be no assurances that the Company will be able to raise additional capital if its capital resources are exhausted.

(r)    Market Risks

The market price of the Company’s shares may be subject to wide fluctuations in response to various factors. There can be no assurance that an active and liquid market for the Company’s shares will develop or be maintained and an investor may find it difficult to resell any securities of the Company.

(s)    Dividends

The Company has no dividend record to date, and does not anticipate paying any dividends on the common shares in the foreseeable future.